Exhibit 99.1

Tencent Music Entertainment Group Announces Third Quarter 2021 Unaudited Financial Results

SHENZHEN, China, Nov. 8, 2021 /PRNewswire/ --Tencent Music Entertainment Group ("TME," or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Financial and Operational Highlights

In the three months ended September 30, 2021:

•	Total revenues were RMB7.81 billion (US$1.21billion), representing an increase of 3.0% year-over-year.

•	Online music services revenues grew by 24.3% year-over-year. Revenues from music subscriptions were RMB1.90 billion (US$295 million), representing 30.2% year-over-year growth.

•	Online music paying users reached 71.2 million, increasing by 37.7% year-over-year. On a sequential basis, the number of online music paying users grew by 5.0 million. Paying ratio was 11.2%, up from 8.0% in the third quarter of 2020 and 10.6% in the second quarter of 2021, respectively.

•	Net profit of the Company was RMB788 million (US$122 million) and net profit attributable to equity holders of the Company was RMB740 million (US$115 million).

•	Non-IFRS net profit of the Company[1] was RMB1.06 billion (US$165 million) and Non-IFRS net profit attributable to equity holders of the Company1 was RMB1.02 billion (US$158 million).

"In the third quarter, our online music services delivered healthy growth driven by strong momentum in subscriptions as users continue to be attracted by our enhanced music streaming experience. While the online music industry in China is adapting to regulatory changes and facing competition for time spent from short video services, we will continue to differentiate both our online music and social entertainment services and execute our dual engine content-and-platform strategy,” said Mr. Cussion Pang, Executive Chairman of Tencent Music Entertainment Group (TME). “In parallel with our efforts to promote the healthy and sustainable development of the music industry in China, we have made meaningful strides to build and expand our capability in music creation, discovery, promotion and monetization. In addition to increased investments in the production of high-quality music, we have allocated more resources to support and cultivate indie musicians and original music through our Tencent Musician Platform, with the goal of establishing our platform as the preferred destination for music enthusiasts.”

"To better serve our users, we are strengthening our platform’s capability to provide music lovers with more video-based content, share their passion for music within our community and have a more socially-engaging experience. In this regard, we have launched several initiatives that are showing encouraging progress, including upgraded video and social features on QQ Music and Kugou Music. Moreover, our efforts to expand long-form audio content offering and features have resulted in long-form audio MAUs exceeding 140 million, growing by 89% year-over-year, as our users

1 Non-IFRS net profit and Non-IFRS net profit attributable to equity holders of the Company was arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

discover the complementary experience of music and audio streaming,” commented Mr. Ross Liang, CEO of TME. “We continue to embrace and collaborate with the broader Tencent ecosystem through multiple cross-platform partnerships with Weixin, Tencent Games and Tencent Video. With innovative product features and rich content partnerships, we expect these win-win collaborations to further expand our user reach and content offering, while simultaneously fulfilling the music needs of users on Tencent’s platform," concluded Mr. Liang.

Recent Operational Highlights

•	TME's online music and social entertainment services key operating metrics*

	3Q21	3Q20	YoY %
Mobile MAU - online music (million)	636	646	(1.5%)
Mobile MAU - social entertainment (million)	205	235	(12.8%)
Paying users - online music (million)	71.2	51.7	37.7%
Paying users - social entertainment (million)	10.0	10.5	(4.8%)
Monthly ARPPU - online music (RMB)	8.9	9.4	(5.3%)
Monthly ARPPU - social entertainment (RMB)	163.9	166.7	(1.7%)

•	The year-over-year decline in online music mobile MAUs was primarily due to churns of our casual users served by other pan-entertainment platforms; however, online music mobile MAUs increased sequentially.

•	Due to regulatory changes and industry competition, social entertainment services MAUs and paying users decreased year-over-year and quarter-over-quarter. We will continue to invest in the operations of our social entertainment services through audio live streaming, virtual live streaming room, as well as cross-platform live streaming events.

•	We continued to enhance our music production and promotion capability to produce high-quality music. Our process leverages our deep understanding of music trends, our comprehensive connections with musicians, songwriters and producers, proprietary music creation and evaluation technology, and internal and external promotion channels.

▪	We produced the chart-topping theme song “The Peerless King” by artist G.E.M. for the popular game “Honour of Kings.” The song was released for the game’s 2021 World Champion Cup and has been well received by both music and game lovers.

▪	Wang Jing Wen, a rising musician we nurtured, entered the industry-acclaimed singing competition show "SING!CHINA 2021" and won the second place, propelling the popularity of her songs to a new record with 1.9 billion streams on our platforms in the third quarter.

•	We continued to cultivate original works and enrich the indie musician ecosystem through our Tencent Musician Platform.

▪	We empowered our indie musicians with useful tools and collaborative opportunities to create, grow, engage and monetize their art and fan base to realize their full potential. We also provide access to valuable resources, including TME Live performances, incentive plans, promotion channels, education platform, copyright support and more.

▪	In the third quarter, we launched our (1) “Riding on the Wind Plan” to inspire new music content creation by efficiently pairing musicians with top songwriters and lyricists; and (2) an upgraded “One Hundred Million Yuan Incentive Plan,” which incentivizes eligible musicians to collaborate with us in music creation.

▪	By the end of the third quarter, the number of indie musicians on the Tencent Musician Platform reached 260,000, extending its growth streak with a double-digit year-over-year increase. The streaming volume of their original works continues to record healthy growth.

•	TME Live continued to deliver on our ambition to create new online-merge-offline music scenarios with immersive experiences. In the third quarter, it held 26 online live performances, worked with the Tencent Musician Platform to showcase offline live performances, and rolled out a series of indoor music festivals across multiple cities.

•	With respect to our music platform, we upgraded our products to inspire creation and innovation of content on our platform and enhance user stickiness.

▪	QQ Music’s short video tab featuring immersive video feeds and Kugou Music’s embedded MVs on its streaming page achieved sequential increases in their user penetration. By the end of the third quarter, QQ Music’s daily video views and daily unique visitors on our platform reached 100 million and 18 million respectively, representing triple-digit growth rates.

▪	We launched a one-click video publishing feature allowing indie musicians to simultaneously publish and distribute their music videos across Weixin Video Account, QQ Music, Kugou Music, Kuwo Music and WeSing, making it easier for musicians to reach a broader audience.

•	Through continued efforts to expand our long-form audio content offering and features, long-form audio MAUs recorded strong growth and exceeded 140 million in the third quarter, growing by 89% year-over-year. Long-form audio paying users reached 5 million by the end of the third quarter, growing by over 100% year-over-year, a majority of which are also online music paying users as they are attracted by the complementary nature of an integrated music and audio streaming service.

•	Within social entertainment services, we focused on product and operational improvements to better engage users.

▪	We launched WeSing’s virtual live streaming room to provide an all-new interactive experience to users.

▪	We have made solid progress in expanding audio live streaming, as demonstrated by incremental growth in both user base and revenues quarter-over-quarter and year-over-year.

▪	Kugou Music, QQ Music and WeSing’s live streaming services joined forces in another cross-platform live streaming event to foster paying user engagement.

•	We continued to deepen our partnerships with the broader Tencent ecosystem:

▪	QQ Music and Roblox China, a joint venture set up by Tencent and Roblox, collaborated to launch an immersive virtual music concert with exclusive special effects, fireworks, virtual gifts, and music mini-games in a 3D setting.

▪	Tencent Video users can now seamlessly discover and enjoy original soundtracks and other music related to the video content they are watching.

▪	We enabled users to update their Weixin status when they sing or finish a recording on the WeSing platform, showcasing singing as a way to socialize.

[*] For the definitions of the cited key operating metrics, please refer to the introduction section in the Company's 2020 20-F filed on April 9, 2021. The monthly ARPPU of social entertainment services is calculated based on revenues from social entertainment and others, including advertising services provided on our social entertainment platforms.

Third Quarter 2021 Financial Results

Revenues

Total revenues in the third quarter of 2021 increased by RMB230 million, or 3.0%, to RMB7.81 billion (US$1.21 billion) from RMB7.58 billion in the same period of 2020.

·	Revenues from online music services in the third quarter of 2021 increased by 24.3% to RMB2.89 billion (US$448 million) from RMB2.32 billion in the same period of 2020. The increase was driven by strong growth in music subscription revenues, supplemented by the growth in revenues from advertising services. Revenues from music subscriptions were RMB1.90 billion (US$295 million), representing an increase of 30.2% from RMB1.46 billion in the third quarter of 2020, primarily due to an increase of 37.7% in the number of paying users, partially offset by a decrease in ARPPU from RMB9.4 in the third quarter of 2020 to RMB8.9 this quarter. The decrease in ARPPU was mainly due to additional promotions this quarter.

·	Revenues from social entertainment services and others in the third quarter of 2021 decreased by 6.4% to RMB4.92 billion (US$763 million) from RMB5.25 billion in the same period of 2020. The decrease was mainly due to the impact from new regulations as well as increased competition from other pan-entertainment platforms, despite a strong revenue growth in audio live streaming. On a year-over-year basis, ARPPU and paying users of social entertainment services decreased by 1.7% and 4.8% in the third quarter of 2021, respectively.

Cost of Revenues

Cost of revenues in the third quarter of 2021 increased by 7.4% to RMB5.50 billion (US$853 million) from RMB5.12 billion in the same period of 2020, primarily due to increased revenue sharing fees and content costs related to royalties.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2021 decreased by 6.1% to RMB2.31 billion (US$358 million) from RMB2.46 billion in the same period of 2020. Gross margin was 29.6% in the third quarter of 2021, compared to 32.4% in the same period of 2020. This decrease in gross margin was primarily due to the decrease in revenues from social entertainment services and increased revenue sharing fees and investments in content offerings.

Operating Expenses for the Period

Total operating expenses in the third quarter of 2021 increased by 14.4% to RMB1.64 billion (US$254 million) from RMB1.43 billion in the same period of 2020. Operating expenses as a percentage of total revenues increased to 21.0% in the third quarter of 2021 from 18.9% in the same period of 2020.

·	Selling and marketing expenses in the third quarter of 2021 were RMB587 million (US$91 million), representing a decrease of 8.6% year-over-year from RMB642 million in the same period of 2020. This decrease was primarily due to improved operating efficiencies as we continued to reduce user acquisition expenses effectively through leveraging our internal organic user traffic to attract more users.

·	General and administrative expenses in the third quarter of 2021 were RMB1.05 billion (US$163 million), representing an increase of 33.0% year-over-year from RMB790 million in the same period of 2020. The increase was mainly due to increased investment in research and development to expand our competitive advantages in product and technology innovations, as well as post-acquisition awards, share-based compensation expenses and amortization of intangible assets arising from the acquisition of Lazy Audio.

Operating Profit for the Period

Operating profit was RMB919 million (US$143 million) in the third quarter of 2021, compared to RMB1.26 billion in the same period of 2020.

Income Tax Expenses

Effective tax rate in the third quarter of 2021 was 11.5%, compared to 9.27% in the same period of 2020, as some of our entities became qualified for certain tax benefits in the second half of 2020. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Profit and Non-IFRS Net Profit for the Period

Net profit attributable to equity holders of the Company in the third quarter of 2021 was RMB740 million (US$115 million), compared to net profit of RMB1.13 billion in the same period of 2020. Non-IFRS net profit attributable to equity holders of the Company was RMB1.02 billion (US$ 158 million) in the third quarter of 2021, compared to RMB1.35 billion in the same period of 2020. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Earnings per ADS

Basic and diluted earnings per American Depositary Shares ("ADS") were RMB0.45 (US$0.07) and RMB0.44 (US$0.07), respectively, in the third quarter of 2021. Non-IFRS basic and diluted earnings per ADS were RMB0.61 (US$0.09) and RMB0.61 (US$0.09), respectively, in the third quarter of 2021. During the third quarter of 2021, the Company had weighted averages of 1.65 billion basic and 1.67 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company's Class A ordinary shares. Please refer to the section titled "Non-IFRS Financial Measure" for details.

Cash Flows

Net cash provided by operating activities in the third quarter of 2021 was RMB1.60 billion (US$248 million), compared to RMB516 million in cash provided by operating activities during the same period of 2020. The increase in operating cash flow was primarily due to higher content royalty payment during the third quarter of 2020. Net cash used in investing activities in the third quarter of 2021 was RMB1.69 billion (US$263 million), compared to net cash used in investing activities of RMB7.90 billion during the same period of 2020. The fluctuation of cash flows from investing activities was primarily due to higher purchase and maturity of term deposits and short-term investments in the third quarter of 2020, and payment for land use right in the same period of 2021. Net cash used in financing activities in the third quarter of 2021 was RMB1.65 billion (US$256 million), compared to RMB5.43 billion of cash provided by financing activities during the same period of 2020. Cash used in financing activities in the third quarter of 2021 was primarily due to cash paid for repurchase of ordinary shares and cash provided by financing activities in the same period of 2020 was primarily related to proceeds received from notes offering in September, 2020.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of September 30, 2021, the combined balance of the Company's cash, cash equivalents, term deposits and short-term investments amounted to RMB24.46billion (US$3.80 billion), compared to RMB25.75 billion as of June 30, 2021. The decrease in the combined balance was mainly due to payment for share repurchases. Cash generated from operating activities had a positive impact on the combined balances. The Company's cash and cash equivalents balance was also affected by the change in the exchange rate of RMB to USD at different balance sheet dates. The exchange rate was 6.4434 to 1 on September 30, 2021.

Share Repurchase Program

Pursuant to the 2021 Share Repurchase Program announced on March 28, 2021, during the third quarter, we repurchased approximately 25.1 million ADSs from the open market with cash for a total consideration of approximately US$239 million.

Conference Call Information

TME's management will hold a conference call on Monday, November 8, 2021, at 8:00 P.M. Eastern Time or 9:00 A.M. Beijing Time on Tuesday, November 9, 2021, to discuss its financial results. Listeners may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong, China Toll Free:	800-963-976
Access Code:	6920975

The replay will be accessible through November 15, 2021, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	10161315

A live and archived webcast of the conference call will also be available on the Company's investor relations website at https://ir.tencentmusic.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the year excluding amortization of intangible and other assets arising from acquisitions, share-based compensation expenses, net losses/gains from investments, fair value change on puttable shares and income tax effects.

Please see the "Unaudited Non-IFRS Financial Measure" included in this press release for a full reconciliation of Non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENT

	Three Months Ended September 30			Nine Months Ended September 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	2,324	2,888	448	6,589	8,587	1,333
Social entertainment services and others	5,251	4,917	763	14,229	15,050	2,336
	7,575	7,805	1,211	20,818	23,637	3,668
Cost of revenues	(5,117)	(5,496)	(853)	(14,213)	(16,425)	(2,549)
Gross profit	2,458	2,309	358	6,605	7,212	1,119

Selling and marketing expenses	(642)	(587)	(91)	(1,702)	(1,928)	(299)
General and administrative expenses	(790)	(1,051)	(163)	(2,195)	(2,942)	(457)
Total operating expenses	(1,432)	(1,638)	(254)	(3,897)	(4,870)	(756)
Interest income	139	131	20	466	408	63
Other gains, net	95	117	18	240	368	57
Operating profit	1,260	919	143	3,414	3,118	484

Share of net profit/(loss) of investments accounted for using equity method	33	1	0	14	(48)	(7)
Finance cost	(42)	(30)	(5)	(79)	(90)	(14)
Profit before income tax	1,251	890	138	3,349	2,980	462

Income tax expense	(116)	(102)	(16)	(385)	(342)	(53)
Profit for the period	1,135	788	122	2,964	2,638	409

Attributable to:
Equity holders of the Company	1,132	740	115	2,958	2,493	387
Non-controlling interests	3	48	7	6	145	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.34	0.22	0.03	0.89	0.75	0.12
Diluted	0.34	0.22	0.03	0.88	0.74	0.11

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.68	0.45	0.07	1.79	1.50	0.23
Diluted	0.67	0.44	0.07	1.76	1.47	0.23

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,316,674,790	3,305,669,441	3,305,669,441	3,311,071,890	3,334,040,031	3,334,040,031
Diluted	3,361,909,938	3,337,499,968	3,337,499,968	3,355,906,494	3,382,627,682	3,382,627,682

ADS used in earnings per ADS computation
Basic	1,658,337,395	1,652,834,720	1,652,834,720	1,655,535,945	1,667,020,016	1,667,020,016
Diluted	1,680,954,969	1,668,749,984	1,668,749,984	1,677,953,247	1,691,313,841	1,691,313,841

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended September 30			Nine Months Ended September 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period	1,135	788	122	2,964	2,638	409
Adjustments:
Amortization of intangible and other assets arising from acquisitions*	102	127	20	289	357	55
Share-based compensation	153	202	31	429	551	86
(Gains)/Losses from investments**	(43)	(21)	(3)	(62)	16	2
Fair value change on puttable shares ***	9	-	-	28	-	-
Income tax effects****	(7)	(33)	(5)	(41)	(103)	(16)
Non-IFRS Net Profit	1,349	1,063	165	3,607	3,459	537

Attributable to:
Equity holders of the Company	1,346	1,015	158	3,601	3,314	514
Non-controlling interests	3	48	7	6	145	23

Earnings per share for Class A and Class B ordinary shares
Basic	0.41	0.31	0.05	1.09	0.99	0.15
Diluted	0.40	0.30	0.05	1.07	0.98	0.15

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.81	0.61	0.09	2.18	1.99	0.31
Diluted	0.80	0.61	0.09	2.15	1.96	0.30

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,316,674,790	3,305,669,441	3,305,669,441	3,311,071,890	3,334,040,031	3,334,040,031
Diluted	3,361,909,938	3,337,499,968	3,337,499,968	3,355,906,494	3,382,627,682	3,382,627,682

ADS used in earnings per ADS computation
Basic	1,658,337,395	1,652,834,720	1,652,834,720	1,655,535,945	1,667,020,016	1,667,020,016
Diluted	1,680,954,969	1,668,749,984	1,668,749,984	1,677,953,247	1,691,313,841	1,691,313,841

*	Represents the amortization of identifiable assets, including intangible assets and prepayments for music content, resulting from acquisitions

**	Including the net gains on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments

***	Represents the fair value changes on the put liability of certain shares issued in 2018

****	Represents the income tax effects of Non-IFRS adjustments

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEET

	As at December 31, 2020	As at September 30, 2021
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	176	232	36
Right-of-use assets	311	291	45
Intangible assets	2,020	2,764	429
Goodwill	17,492	19,100	2,964
Investments accounted for using equity method	2,255	3,631	564
Financial assets at fair value through other comprehensive income	9,771	7,177	1,114
Other investments	349	201	31
Prepayments, deposits and other assets	956	2,297	356
Deferred tax assets	303	340	53
Term deposits	2,953	4,253	660
	36,586	40,286	6,252

Current assets
Inventories	18	27	4
Accounts receivable	2,800	2,686	417
Prepayments, deposits and other assets	2,846	3,152	489
Other investments	37	37	6
Short-term investments	-	1,142	177
Term deposits	14,858	13,984	2,170
Cash and cash equivalents	11,128	5,078	788
	31,687	26,106	4,052

Total assets	68,273	66,392	10,304

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	35,044	36,236	5,624
Shares held for share award schemes	(78)	(178)	(28)
Treasury shares	(134)	(3,361)	(522)
Other reserves	6,300	3,594	558
Retained earnings	11,111	13,660	2,120
	52,245	49,953	7,753
Non-controlling interests	486	662	103

Total equity	52,731	50,615	7,855

LIABILITIES
Non-current liabilities
Notes payable	5,175	5,148	799
Accounts payable	136	93	14
Other payables and other liabilities	68	40	6
Deferred tax liabilities	265	253	39
Lease liabilities	218	203	32
Deferred revenue	78	80	12
	5,940	5,817	903

Current liabilities
Accounts payable	3,565	4,481	695
Other payables and other liabilities	3,881	3,274	508
Current tax liabilities	445	407	63
Lease liabilities	103	101	16
Deferred revenue	1,608	1,697	263
	9,602	9,960	1,546

Total liabilities	15,542	15,777	2,449

Total equity and liabilities	68,273	66,392	10,304

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30			Nine Months Ended September 30
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	516	1,595	248	3,021	4,417	686
Net cash used in investing activities	(7,895)	(1,692)	(263)	(14,063)	(6,995)	(1,086)
Net cash provided by/(used in) financing activities	5,429	(1,651)	(256)	5,273	(3,424)	(531)
Net decrease in cash and cash equivalents	(1,950)	(1,748)	(271)	(5,769)	(6,002)	(931)
Cash and cash equivalents at beginning of the period	11,776	6,822	1,059	15,426	11,128	1,727
Exchange differences on cash and cash equivalents	(185)	4	1	(16)	(48)	(7)
Cash and cash equivalents at end of the period	9,641	5,078	788	9,641	5,078	788